UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Waste Management, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

94106L109

(CUSIP Number)

September 16, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                            Rule 13d-1(b)

☒                          Rule 13d-1(c)

☐                            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94106L109
1.	Names of Reporting Persons. Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,973,758 (1)
		6.	Shared Voting Power -0-
		7.	Sole Dispositive Power 7,973,758 (1)
		8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,758 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7%
12.	Type of Reporting Person (See Instructions) OO

___________________________

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 94106L109
1.	Names of Reporting Persons. Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 16,009,368 (1)
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 16,009,368 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,009,368 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) OO

___________________________

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 94106L109
1.	Names of Reporting Persons. William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,973,758 (1)
		6.	Shared Voting Power 16,009,368 (2)
		7.	Sole Dispositive Power 7,973,758 (1)
		8.	Shared Dispositive Power 16,009,368 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,983,126 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) IN

___________________________

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 277461109
1.	Names of Reporting Persons. Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 7,973,758 (1)
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 7,973,758 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,758 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7%
12.	Type of Reporting Person (See Instructions) IN

___________________________

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

Item 1.
(a)	Name of Issuer Waste Management, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 1001 Fannin Street, Suite 4000 Houston, Texas 77002
Item 2.
(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), Melinda French Gates and William H. Gates III (1)
(b)

Address of Principal Business Office or, if none, Residence

Cascade – 2365 Carillon Point, Kirkland, Washington 98033

The Trust – 1551 Eastlake Avenue E., Seattle, Washington  98102

Mr. Gates – One Microsoft Way, Redmond, Washington 98052

Mrs. Gates – 1551 Eastlake Avenue E., Seattle, Washington 98102

(c)

Citizenship

Cascade is a limited liability company organized under the laws of the State of Washington.

The Trust is a charitable trust organized under the laws of the State of Washington.

Mr. and Mrs. Gates are citizens of the United States of America.

(d)	Title of Class of Securities Common Stock, $.01 par value (the “Common Stock”)
(e)	CUSIP Number 94106L109
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

___________________________

(1)  Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Trust and Mr. and Mrs. Gates constitute a “group” for any purpose and the reporting persons expressly disclaim membership in a group.

(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2010	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger(2)(3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Date: September 17, 2010	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

By	*
	Name:	Alan Heuberger (2)
	Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	*
	Name:	Alan Heuberger (2) (3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By	*
	Name:	Alan Heuberger (2)
	Title:	Attorney-in-fact

*By:	/s/Alan Heuberger
Alan Heuberger

(1)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 05-60431 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.